August 28, 2002

02 AUG 29 AM 11:20

BOMBARDIER

Bombardier Inc.
Siège social
800, boul. René-Lévesque Ouest
Montréal (Québec) Canada H3B 1Y8
Téléphone 1 (514) 861-9481
Fax 1 (514) 861-7053
http://www.bombardier.com

THE UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Office of International Corporate Finance
Mail Stop 3-2
450 Fifth Street N.W.
Washington, D.C.
20549

02049643

Re: Rule 12g3-2(b) Submission for Bombardier Inc. - File number: 82-3123

SUPPL

Ladies and Gentlemen:

You will find enclosed herewith a copy of a Press Release dated August 27, 2002 with respect to the financial results of Bombardier Inc. for the second quarter ended July 31st, 2002 which Bombardier Inc. is furnishing to the Securities and Exchange Commission pursuant to Rule 12g3-2(b) of the Securities Exchange Act of 1934.

May I kindly ask you to acknowledge receipt of the enclosed document by signing the enclosed copy of this letter and returning it to me in the stamped, self-addressed envelope which is also enclosed.

Yours truly,

Roger Carle
Corporate Secretary

RC/nl
Encl.

PROCESSED
SEP 0 6 2002
THOMSON
FINANCIAL

c.c. Mr. Christopher Hilbert – Sidley Austin Brown & Wood

dlw 9/5

We hereby acknowledge receipt of the above letter.

Signed in ____________, this ____ day of ________, 2002.

____
Name:
Title:

PRESS RELEASE

BOMBARDIER

FINANCIAL RESULTS OF BOMBARDIER INC. FOR THE SECOND QUARTER ENDED JULY 31, 2002

- **Consolidated revenues rise 16% to $5.7 billion for the three months ended July 31, 2002**
- **Net income of $101.4 million**
- **Downturn in business aircraft market which is affected by persistent weakness of U.S. economy**
- **One-time charges mainly related to used aircraft impact quarter**
- **Financial targets revised**
- **New orders for Bombardier Transportation totalling $5.6 billion since beginning of fiscal year**
- **Overall order backlog of $45.7 billion**

Montréal, Aug. 27, 2002 – Bombardier Inc. today reported consolidated revenues of $5.7 billion for the three months ended July 31, 2002, for an increase of 16% over revenues of $4.9 billion for the second quarter of fiscal year 2001-02. For the six months ended July 31, 2002, consolidated revenues totalled $11.2 billion, for a 26% increase over revenues of $8.9 billion for the same period last year. These increases mainly relate to the consolidation of the results of Adtranz.

Net income for the three-month period was $101.4 million, after the effect of one-time charges of $136.0 million (or $0.10 per share), compared to net income of $287.9 million for the same period the preceding year. Earnings per share amounted to $0.07, against $0.21 the previous year. Net income for the first six months was $320.6 million, compared to an income of $528.9 million the previous year. Earnings per share for the six-month period amounted to $0.22 from $0.38 for the same period the previous year.

The reduction in earnings reflects a major decline in the business aircraft market and one-time charges.

One-time charges were recorded during the second quarter in the aerospace sector amounting to $211.4 million ($136.0 million after tax or $0.10 per share). This

includes a charge totalling $170.4 million recorded in connection with the write-down value of used aircraft and also includes a charge related to the anticipated reduction in sub-lease revenues in used commercial aircraft under sale and leaseback pursuant to the decision of US Airways to file for reorganization under Chapter 11 of the U.S. Bankruptcy Code. It includes, as well, a charge of $41.0 million recorded in connection with the settlement of contractual disputes with two customers.

Bombardier's order backlog as at July 31, 2002 totalled $45.7 billion, compared to $44.1 billion as at Jan. 31, 2002 and $45.9 billion as at July 31, 2001.

Financial performance

"While overall revenues have increased, reflecting a higher level of activities in the transportation sector, as well as growth in the recreational products sector, second quarter earnings have been negatively impacted by lower business aircraft deliveries, which is affected by the persistent weakness of the U.S. economy," said Robert E. Brown, President and Chief Executive Officer.

"As concrete evidence of this market decline," added Mr. Brown, "in the first half of August, we received cancellations for four Challenger* widebody aircraft and four Learjet* 45 aircraft.

"Moreover, one-time charges in used aircraft combined with the residual impact of the strike in Mirabel and Montréal during May 2002 have further lowered our margins.

"Under these circumstances and given our view that the difficult economic situation will continue to impact the business jet market to the end of the year, we had no choice but to revise our financial targets for the fiscal year and have promptly informed the market in accordance with our disclosure policy. This, combined with the one-time charges, led us to reduce net earnings to $0.70 per share, as compared to our previous guidance of $0.89. Also, our free cash flow target for the fiscal year has been adjusted from $1.5 billion to $1.3 billion. It should be noted that our profit for the year, based on our revised target, should likely hit the $1 billion mark.

"The economic environment in which we are operating presents significant challenges, particularly in North America, and no corporation – especially not one of our size – is completely sheltered from the kind of turmoil we are experiencing today.

"However, Bombardier's fundamentals remain strong. Our aerospace activities in regional aircraft are ramping up, and the transportation sector is performing very well,

as demonstrated by the strong order intake for the first six months of the year. Furthermore, our integration efforts are proceeding ahead of schedule. Finally, our recreational products sector is experiencing significant growth and, at Bombardier Capital, profitability continues to improve.

"Once again, Bombardier benefits from its wide product and geographical diversification. We are able to respond to the current situation with total determination and to take appropriate measures while confidently and resolutely maintaining our long-term strategies," concluded Mr. Brown.

During the quarter, Bombardier Capital issued two notes offerings in Europe in the amounts of 500 million euros and 300 million pounds respectively. A credit facility of 3.75 billion euros with a syndicate of international banking institutions was also signed in Europe to refinance the existing Bombardier $1.7 billion euro credit facility and some individual banking facilities previously maintained by Adtranz.

Bombardier Aerospace

- **Q2 revenues stable at $2.7 billion**
- **Loss before income taxes of $24.8 million**
- **One-time charges impact margin**
- **36 new firm orders for regional aircraft since the beginning of the year**
- **Aircraft deliveries for the first six months totalled 139 units compared to 173 for same period last year**
- **Order backlog was $22.5 billion**
- **Launch of two new business aircraft: the Bombardier Learjet 40 and the Bombardier Learjet 45 XR**

For the three months ended July 31, 2002, Bombardier Aerospace had revenues of $2.7 billion, the same level as for the same period the previous year. Aerospace income before income taxes before the effect of one-time charges amounting to $211.4 million ($136.0 million after tax or $0.10 per share) was $186.6 million, compared to $329.1 million for the same quarter last year. This decrease stems essentially from a different mix of aircraft deliveries arising mainly from lower deliveries in the business aircraft segment due to continuing difficult economic conditions in the U.S. and to the residual impact of the strike at the Montréal and Mirabel facilities. After the effect of the one-time charges, loss before income taxes was $24.8 million. Aircraft deliveries for the first six months of the fiscal year totalled 139 units, compared to 173 in the same period the previous fiscal year.

Since the beginning of the year, Bombardier received firm orders for 36 regional aircraft, including 30 orders for Bombardier CRJ* aircraft during the second quarter. The most important order was for 25 Bombardier CRJ200* from Atlantic Coast Airlines.

At the end of July, on the occasion of the Farnborough Airshow in the U.K., Bombardier launched two new aircraft development programs: the Bombardier Learjet 40, a new light business jet, and the Bombardier Learjet 45 XR, an enhanced version of the popular Bombardier Learjet 45 super-light business jet.

Bombardier Aerospace's firm order backlog totalled $22.5 billion as at July 31, 2002, compared to $23.7 billion as at Jan. 31, 2002 and to $25.9 billion as at July 31, 2001.

Bombardier Transportation

- **Q2 revenues up 49% to $2.4 billion**
- **Income before income taxes of $108.5 million, up 62%**
- **New contract wins totalling $5.6 billion since beginning of year**
- **Order backlog of $23.2 billion**

For the three months ended July 31, 2002, Bombardier Transportation had revenues of $2.4 billion, compared to $1.6 billion for the same quarter the previous year. For the period, income before income taxes was $108.5 million, compared to $67.1 million for the same period the previous year. These increases are mainly attributable to the consolidation of the results of Adtranz for the full periods of the current fiscal year, compared to two months for the previous year, as well as a higher level of activities on major contracts.

Bombardier Transportation's earnings before tax, expressed as a percentage of revenues, reached 4.5% for the second quarter, compared to 4.2% for the same period the previous year. For the first six months of the year, the profit margin was 4.2% of revenues, compared to 3.8% for the six months ended July 31, 2001.

Since the beginning of the fiscal year, Bombardier Transportation was awarded contracts for a total value of $5.6 billion.

Following recent developments relating to the Acela† trains, Amtrak and Bombardier Transportation are working closely together to apply immediate repairs to bring the trains back into full service as soon as possible, and to implement a permanent solution. Bombardier is committed to ensuring the successful operation of the trains.

Amtrak's president has commented positively on the efforts and resources Bombardier has gathered to address the problem.

Bombardier Transportation's $23.2 billion order backlog compares to a backlog of $20.4 billion as at Jan. 31, 2002 and $20.0 billion as at July 31, 2001.

Bombardier Recreational Products

- **Q2 revenues of $508.0 million, up 21%**
- **Income before income taxes increases to $36.0 million, up 26%**
- **Launch of two new ATV models**

For the three months ended July 31, 2002, Bombardier Recreational Products had revenues of $508.0 million, up 21% from $418.7 million the previous year. Recreational Products' income for the latest period, before income taxes, was $36.0 million, compared to $28.6 million for the same period last year. The increase in revenues is mainly attributable to higher outboard engine activities, combined with higher ATV sales.

Always on the cutting edge, Bombardier has launched the first two-seater ATV on the market, the Bombardier Traxter* MAX. It is the first and only ATV that has the manufacturer's approval to accommodate two riders. Another Bombardier ATV also entered the ever-growing family of ATVs, the Bombardier Outlander* 2003. The Bombardier Sea-Doo* GTX[††] 4-TEC* has been well accepted by the market. Customers' reactions to the quality of outboard engines are very positive.

Bombardier Capital

- **Q2 revenues of $222.3 million**
- **Income before income taxes increases to $31.2 million**

For the three months ended July 31, 2002, Bombardier Capital had revenues of $222.3 million, compared to $262.1 million the previous year. Bombardier Capital's income before income taxes was $31.2 million, compared to a loss of $3.0 million for the same quarter last year. This increase in profitability results from improved operating margins in the core portfolios. The wind-down of the manufactured housing and consumer finance portfolios is proceeding well.

Assets under management as at July 31, 2002 totalled $11.1 billion, compared to $11.9 billion as at Jan. 31, 2002.

Financial Highlights are as follows:
(unaudited, millions of Canadian dollars, except per share amounts)

	Three months ended July 31		Six months ended July 31	
	2002	2001	**2002**	2001
Revenues				
Aerospace	**$ 2,684.5**	$ 2,716.4	**$ 5,289.7**	$ 5,337.7
Transportation	**2,399.0**	1,612.7	**4,713.1**	2,453.4
Recreational Products	**508.0**	418.7	**968.0**	788.8
BC	**222.3**	262.1	**414.3**	518.9
Intersegment eliminations	**(101.7)**	(102.8)	**(200.4)**	(203.7)
External revenues	**5,712.1**	4,907.1	**11,184.7**	8,895.1
Income (loss) before income taxes				
Aerospace	**(24.8)**	329.1	**165.9**	639.3
Transportation	**108.5**	67.1	**199.1**	93.5
Recreational Products	**36.0**	28.6	**62.7**	47.6
BC	**31.2**	(3.0)	**51.8**	--
Income before income taxes	**150.9**	421.8	**479.5**	780.4
Income taxes	**49.5**	133.9	**158.9**	251.5
Net income	**$ 101.4**	$ 287.9	**$ 320.6**	$ 528.9
Earnings per share				
Basic	**$ 0.07**	$ 0.21	**$ 0.22**	$ 0.38
Diluted	**$ 0.07**	$ 0.20	**$ 0.22**	$ 0.37
Average number of common shares outstanding during the period (thousands)	**1,372,512**	1,368,152	**1,371,569**	1,367,393

Bombardier Inc., a diversified manufacturing and services company, is a world-leading manufacturer of business jets, regional aircraft, rail transportation equipment and motorized recreational products. It also provides financial services and asset management in business areas aligned with its core expertise. Headquartered in Montréal, Canada, the Corporation has a workforce of some 80,000 people in 24 countries throughout the Americas, Europe and Asia-Pacific. Its revenues for the fiscal year ended Jan. 31, 2002 stood at $21.6 billion Cdn. Bombardier shares are traded on the Toronto, Brussels and Frankfurt stock exchanges (BBD, BOM and BBDd.F).

All amounts mentioned in this press release are in Canadian dollars, unless otherwise stated.

The second quarterly report is available on our Web site at www.bombardier.com and a printed copy will be mailed out in the coming days.

For information Dominique Dionne
Vice President, Public Relations and Communication
(514) 861-9481